UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42544

Skycorp Solar Group Limited

Room 303, Block B, No.188 Jinghua Road, Yinzhou District,
Ningbo City, Zhejiang Province, China 315048
+86 0574 87966876

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation of a Director

Skycorp Solar Group Limited (the “Company”) today announced that Shibo Feng resigned from the Company’s board of directors (the “Board”) due to personal reasons, effective as of March 3, 2026. The departure of Shibo Feng was not the result of any disagreement with the Company or the Board or any matter relating to business, finance, accounting and/or any other matters of the Company.

Mr. Weiqi Huang, the Chairman and Chief Executive Officer of the Company, said: “We and our Board greatly appreciate Shibo Feng’s service and contributions to our Company’s growth and development. I extend best wishes to Shibo Feng all the best in all his future endeavors.”

Following Shibo Feng’s departure, the Company announced the appointment of Kwok Hung Bell Wong as an independent director of the Board, a member and chairperson of the audit committee of the Board, and a member of the compensation committee and nominating committee of the Board, effective as of March 4, 2026. After the changes, the Board now consists of five directors, three of whom are independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skycorp Solar Group Limited

Date: March 6, 2026	By:	/s/ Weiqi Huang
	Name:	Weiqi Huang
	Title:	Chief Executive Officer, Chairman of the Board, Director

2